
12025989

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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2011

Commission File Number 333-53046

REVISED PROFIT SHARING PLAN FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES

(Name of Plan)

BERKSHIRE HATHAWAY INC.
3555 Farnam Street,
Omaha, Nebraska 68131

(Name of Issuer of Securities held pursuant to Plan and address of its principal executive office.)

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REQUIRED INFORMATION

The **Revised Profit Sharing Plan for the Employees of the Government Employees Companies** is subject to the Employee Retirement Income Security Act of 1974.

Item 4. In lieu of the requirements of Items 1, 2 and 3 of this Form 11-K, the following financial statements of the Plan, notes thereto, and Report of Independent Registered Public Accounting Firm thereon are being filed as Exhibit 99.1 to this Report:

(a) Statements of Net Assets Available for Plan Benefits – December 31, 2011 and 2010;

(b) Statements of Changes in Net Assets Available for Plan Benefits
- Years Ended December 31, 2011 and 2010;

(c) Notes to Financial Statements; and

(d) Report of Independent Registered Public Accounting Firm.

The Consent of Independent Registered Public Accounting Firm to the incorporation by reference, in Registration Statement No. 333-53046 of Berkshire Hathaway Inc. on Form S-8, of their report dated June 21, 2012 appearing in the Plan's Annual Report on Form 11-K for the year ended December 31, 2011 is being filed as Exhibit 23.1 to this Report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Profit Sharing Plan Administrative Committee of the **Revised Profit Sharing Plan for the Employees of the Government Employees Companies** has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Profit Sharing Plan Administrative
Committee of the **Revised Profit Sharing**
Plan for the Employees of the
Government Employees Companies



Charles G. Schara
Authorized Committee Member

EXHIBITS

The following Exhibits are being filed with this Annual Report on Form **11-K:**

(23) CONSENT OF EXPERTS AND COUNSEL:

23.1 Consent of Johnson Lambert & Co. LLP

(99) ADDITIONAL EXHIBITS

99.1 Audited Financial Statements of the Revised Profit Sharing Plan of the Employees of the Government Employees Companies for the years ended December 31, 2011 and 2010

Exhibit 23.1

JOHNSON LAMBERT & CO. LLP
CPAs AND CONSULTANTS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-53046 on Form S-8 of Berkshire Hathaway Inc. of our report dated June 21, 2012, with respect to the statements of net assets available for benefits of the Revised Profit Sharing Plan for the Employees of the Government Employees Companies (the Plan) as of December 31, 2011 and 2010, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedules of Schedule H, line 4(i) – schedule of assets for investment purposes as of December 31, 2011 and of Schedule H, line 4(j) – schedule of reportable transactions for the year ended December 31, 2011, which reports appear in the December 31, 2011 Annual Report on Form 11-K of the Plan.

Johnson Lambert & Co. LLP
Johnson Lambert & Co. LLP

Falls Church, Virginia
June 21, 2012


JOHNSON LAMBERT & CO. LLP
CPAS AND CONSULTANTS

REVISED PROFIT SHARING PLAN FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES

Audited Financial Statements
and Supplemental Schedules

Years ended December 31, 2011 and 2010
with Report of Independent Registered Public Accounting Firm

REVISED PROFIT SHARING PLAN FOR THE EMPLOYEES
OF THE GOVERNMENT EMPLOYEES COMPANIES

Audited Financial Statements and
Supplemental Schedules

Years ended December 31, 2011 and 2010

Page

Audited Financial Statements

Report of Independent Registered Public Accounting Firm 1-2
Statements of Net Assets Available for Plan Benefits 3
Statements of Changes in Net Assets Available for Plan Benefits 4
Notes to the Financial Statements 5-17

Supplemental Schedules

Schedule of Assets Held for Investment Purposes 18-20
Schedule of Reportable Transactions 21-22

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee
Revised Profit Sharing Plan for the
Employees of the Government Employees Companies
Chevy Chase, Maryland

We have audited the accompanying statements of net assets available for plan benefits of the Revised Profit Sharing Plan for the Employees of the Government Employees Companies (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying Supplemental Schedule of Assets Held for Investment Purposes at December 31, 2011 and the Schedule of Reportable Transactions for the year ended December 31, 2011 are presented for the purpose of additional analysis and are not required parts of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Johnson Lambert & Co. LLP

Johnson Lambert & Co. LLP

Falls Church, Virginia
June 21, 2012

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,	
	2011	2010
ASSETS		
Investments, at fair value	$ 1,518,013,253	$ 1,486,219,762
Receivable from Government Employees Companies	117,887,298	112,051,331
Loans receivable from participants	102,737,507	94,498,580
Total receivables	220,624,805	206,549,911
NET ASSETS AVAILABLE FOR PLAN BENEFITS	$ 1,738,638,058	$ 1,692,769,673

See notes to the financial statements.

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Years Ended December 31,	
	2011	2010
ADDITIONS		
Investment income		
Dividends and interest	$ 17,684,839	$ 21,706,669
Net (depreciation) appreciation in fair value of investments	(42,086,201)	144,322,582
Net Investment (Loss) Income	(24,401,362)	166,029,251
Interest income on loans receivable from participants	3,781,183	4,161,708
Contributions		
Employees	57,700,180	55,540,630
Government Employees Companies	117,975,286	112,096,016
Total Contributions	175,675,466	167,636,646
Other Additions	31,652	50,506
TOTAL ADDITIONS	155,086,939	337,878,111
DEDUCTIONS		
Distributions to participants	(108,368,449)	(101,473,969)
Other deductions	(850,105)	(408,891)
TOTAL DEDUCTIONS	(109,218,554)	(101,882,860)
CHANGE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS	45,868,385	235,995,251
Net assets available for plan benefits at beginning of year	1,692,769,673	1,456,774,422
NET ASSETS AVAILABLE FOR PLAN BENEFITS AT END OF YEAR	$ 1,738,638,058	$ 1,692,769,673

See notes to the financial statements.

NOTE A - DESCRIPTION OF PLAN

The following description of the Revised Profit Sharing Plan for the Employees of the Government Employees Companies (the Plan) provides only general information. Participants should refer to the Plan document for a complete description. The Government Employees Companies (the Companies) include GEICO Corporation and certain of its subsidiaries.

Non-highly compensated participants may contribute up to 50 percent of earnings and highly compensated participants are limited to 6 percent, subject to the maximum dollar amount permitted by the Internal Revenue Code. Eligible participants may also make additional "catch-up" contributions as allowed by the Internal Revenue Code. Participants may allocate their contributions between tax-deferred accounts and, beginning November 1, 2007, Roth accounts. At the discretion of the Board of Directors of GEICO Corporation, the Companies may contribute an amount to be shared by all eligible employees based on each individual's planning center performance and earnings.

Employees automatically become eligible to make a 401(k) elective contribution to the Plan upon their date of hire and are generally eligible to receive a Company contribution after completing one year of service. Vesting is based on years of service at the following rates: 20 percent after two years, 40 percent after three years, 60 percent after four years, 80 percent after five years, and 100 percent after six years.

Withdrawals may be made from after-tax employee contributions and vested employer contributions made prior to January 1, 1993, subject to certain restrictions. Vested employer contributions made after January 1, 1993 can only be withdrawn under hardship conditions or after attainment of age 55. Tax-deferred contributions can only be withdrawn under hardship conditions or after attainment of age 59½. Roth contributions and earnings can be withdrawn tax free after the employee has completed five years of participation and the attainment of age 59½. The five year period begins with the first day of the employee's taxable year in which he or she first made the Roth contribution. The employee can withdraw his contributions or earnings in any combination he desires before the five year period and attainment of age 59½ but the earnings are subject to taxation.

On termination of service due to death, disability or retirement, a participant or beneficiary may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a lump-sum amount or in monthly or annual installments which provide payments for a period certain of 5, 10 or 15 years. For termination of service due to other

NOTE A - DESCRIPTION OF PLAN - CONTINUED

reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

The Plan allows participants to borrow funds from their vested accounts subject to certain restrictions. Payroll deductions are required to repay loans over five years or less except in the case of a mortgage-related loan which may be repaid over a period of up to fifteen years. The interest rate is fixed for the term of the loan at the commercial rate of interest charged by area banks on loans which are made under similar circumstances. When a participant terminates, any loan balance must be repaid prior to any account distribution.

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The accompanying financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

Subsequent Events: The Plan has performed an evaluation of subsequent events and has considered relevant matters in the preparation of the financial statements and footnotes.

Use of Estimates: Preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investments: Investments, except for collective trusts, are reported at aggregate fair value based upon quoted market prices. Collective trusts are reported at aggregate fair value based on a calculation of the trusts' unit values. The trusts' unit values are determined daily, when the New York Stock Exchange is open for trading, by dividing the net asset value of the trust by the number of trust units outstanding. The appreciation or depreciation in the aggregate fair value of investments is reflected in the statements of changes in net assets. Net realized gains and losses on security sales are determined using the average cost of investments.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Collective trusts consist of Vanguard Target Retirement Trusts (Trusts). The Trusts invest in corresponding master trusts which in turn invest in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire or leave the workforce in or within a few years of a target year. The underlying mutual funds of the master trusts are the Vanguard Total Bond Market II Index Fund, the Vanguard Total Stock Market Index Fund, the Vanguard Inflation-Protected Securities Fund, the Vanguard Prime Money Market Fund, and the Vanguard Total International Stock Index Fund. Each of the Trusts' indirect stock holdings consisted substantially of large-capitalization U.S. stocks and, to a lesser extent, mid- and small-cap U.S. stocks and international stocks. Each of the Trusts' indirect bond holdings consisted of a diversified mix of investment-grade taxable U.S. government, U.S. agency and corporate bonds as well as inflation-protected and mortgage-backed securities. Each of the Trusts' indirect money market holdings consisted of high-quality, short-term money market instruments.

Loans Receivable from Participants: Loans receivable from participants are reported at their unpaid principal balances plus any accrued but unpaid interest. No allowance is required as delinquent loans result in an automatic withdrawal from the participant's account after the cure period.

Administrative Expenses: Some administrative expenses are paid by the Companies. Other deductions include administrative expenses and transaction fees.

New Accounting Standard: In May 2011, the Financial Accounting Standards Board (FASB) issued FASB Accounting Standards Update No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (Topic 820)-Fair Value Measurement (ASU 2011-04), to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for level 3 fair value measurements. ASU 2011-04 is effective for the Plan prospectively for the year ending December 31, 2012. The Plan is currently evaluating the impact of pending adoption of ASU 2011-04 on its financial statements.

NOTE C - INVESTMENT OPTIONS

Participants can direct all contributions to their accounts to a variety of investment alternatives. In the event that a participant does not make an election to direct employee or employer contributions, such contributions are invested in a default fund which is the Vanguard Target Retirement Trust with the target date closest to the year in which the participant will turn age 65.

Participants had balances in one or more of the following funds or trusts at December 31, 2011:

- Berkshire Hathaway Class B Common Stock Fund - This fund consists primarily of Class B shares of common stock of Berkshire Hathaway Inc., the ultimate parent company of GEICO Corporation, and a small cash balance. The net assets of this fund are owned directly by the Plan. Participants in this fund own units which are valued daily similar to a mutual fund.

- Vanguard Dividend Growth Fund - A mutual fund investing in a portfolio of common stocks.

- Vanguard Emerging Markets Stock Index Fund Institutional Shares - A mutual fund investing in a portfolio of international common stocks focused in emerging markets around the world.

- Vanguard Growth Index Fund Institutional Shares - A mutual fund investing in a portfolio of common stocks.

- Vanguard Inflation-Protected Securities Fund Admiral Shares - A mutual fund that invests in bonds that are backed by the full faith and credit of the U.S. Government and where principal is adjusted quarterly based on inflation.

- Vanguard Institutional Index Fund Institutional Shares - A mutual fund investing in a portfolio of common stocks tracking the performance of the Standard & Poor's 500 Index.

- Vanguard Mid-Cap Index Fund Institutional Shares - A mutual fund investing in a portfolio of common stocks.

- Vanguard Prime Money Market Fund Institutional Shares - A money market fund.

- Vanguard Small-Cap Index Fund Institutional Shares - A mutual fund investing in a portfolio of common stocks.

NOTE C - INVESTMENT OPTIONS - CONTINUED

- Vanguard Target Retirement 2010 Trust II - A collective trust invested in the Vanguard Target Retirement 2010 Master Trust (Master Trust). The Master Trust invests in Vanguard mutual funds which are appropriate for retirement around 2010.

- Vanguard Target Retirement 2020 Trust II - A collective trust invested in the Vanguard Target Retirement 2020 Master Trust (Master Trust). The Master Trust invests in Vanguard mutual funds which are appropriate for retirement around 2020.

- Vanguard Target Retirement 2030 Trust II - A collective trust invested in the Vanguard Target Retirement 2030 Master Trust (Master Trust). The Master Trust invests in Vanguard mutual funds which are appropriate for retirement around 2030.

- Vanguard Target Retirement 2040 Trust II - A collective trust invested in the Vanguard Target Retirement 2040 Master Trust (Master Trust). The Master Trust invests in Vanguard mutual funds which are appropriate for retirement around 2040.

- Vanguard Target Retirement 2050 Trust II - A collective trust invested in the Vanguard Target Retirement 2050 Master Trust (Master Trust). The Master Trust invests in Vanguard mutual funds which are appropriate for retirement around 2050.

- Vanguard Target Retirement Income Trust II - A collective trust invested in the Vanguard Target Retirement Income Master Trust (Master Trust). The Master Trust invests in Vanguard mutual funds which are appropriate for those already in retirement.

- Vanguard Total Bond Market Index Fund Institutional Shares - A mutual fund investing in a portfolio of investment-grade bonds.

- Vanguard Total International Stock Index Fund Institutional Shares - A mutual fund investing in developing and emerging markets, excluding the United States.

- Vanguard Value Index Fund Institutional Shares - A mutual fund investing in a portfolio of common stocks.

- Vanguard Windsor Fund Admiral Shares - A mutual fund investing in a portfolio of common stocks.

NOTE C - INVESTMENT OPTIONS - CONTINUED

The following funds became unavailable during 2011 and participants that had balances in one or more of these funds had their balances transferred to other funds:

- Vanguard 500 Index Fund Investor Shares - A mutual fund investing in a portfolio of common stocks.
- Vanguard Emerging Markets Stock Index Fund Investor Shares - A mutual fund investing in a portfolio of international common stocks focused in emerging markets around the world.
- Vanguard Growth Index Fund Investor Shares - A mutual fund investing in a portfolio of common stocks.
- Vanguard Inflation-Protected Securities Fund Investor Shares - A mutual fund that invests in bonds that are backed by the full faith and credit of the U.S. Government and where principal is adjusted quarterly based on inflation.
- Vanguard Mid-Cap Index Fund Investor Shares - A mutual fund investing in a portfolio of common stocks.
- Vanguard Prime Money Market Fund - A money market fund.
- Vanguard Small-Cap Index Fund Investor Shares - A mutual fund investing in a portfolio of common stocks.
- Vanguard Target Retirement 2010 Fund - Invests in other Vanguard mutual funds which are appropriate for retirement around 2010.
- Vanguard Target Retirement 2020 Fund - Invests in other Vanguard mutual funds which are appropriate for retirement around 2020.
- Vanguard Target Retirement 2030 Fund - Invests in other Vanguard mutual funds which are appropriate for retirement around 2030.

NOTE C - INVESTMENT OPTIONS - CONTINUED

- Vanguard Target Retirement 2040 Fund - Invests in other Vanguard mutual funds which are appropriate for retirement around 2040.

- Vanguard Target Retirement 2050 Fund - Invests in other Vanguard mutual funds which are appropriate for retirement around 2050.

- Vanguard Target Retirement Income Fund - Invests in other Vanguard mutual funds which are appropriate for those already in retirement.

- Vanguard Total Bond Market Index Fund Investor Shares - A mutual fund investing in a portfolio of investment-grade bonds.

- Vanguard Total International Stock Index Fund Investor Shares - A mutual fund investing in developing and emerging markets, excluding the United States.

- Vanguard Value Index Fund Investor Shares - A mutual fund investing in a portfolio of common stocks.

- Vanguard Windsor Fund Investor Shares - A mutual fund investing in a portfolio of common stocks.

NOTE D - INVESTMENTS

The following individual investments represent 5% or more of the net assets available for benefits as of December 31, 2011 and 2010:

	2011	2010
Vanguard Prime Money Market Fund Institutional Shares	$ 264,056,663	$ -
Vanguard Institutional Index Fund Institutional Shares	171,228,642	-
Vanguard Total Bond Market Index Fund Institutional Shares	134,945,866	-
Vanguard Windsor Fund Admiral Shares	118,142,706	-
Vanguard Target Retirement 2040 Trust II	105,117,548	-
Vanguard Growth Index Fund Institutional Shares	93,966,196	-
Vanguard Prime Money Market Fund	-	243,255,240
Vanguard 500 Index Fund Investor Shares	-	171,377,961
Vanguard Windsor Fund Investor Shares	-	128,461,480
Vanguard Total Bond Market Index Fund Investor Shares	-	128,253,792
Vanguard Target Retirement 2040 Fund	-	99,674,384
Berkshire Hathaway Class B Common Stock Fund	-	93,981,834
Vanguard Growth Index Fund Investor Shares	-	92,033,070

The following summarizes the Plan's net realized and unrealized (losses) gains:

	2011	2010
Investments at fair value as determined by quoted market prices:		
Berkshire Hathaway Class B Common Stock Fund	$ (4,739,576)	$ 15,870,643
Vanguard mutual funds (non-employer invested securities)	(9,540,357)	128,451,939
Investments at fair value as determined by net asset value:		
Vanguard target retirement collective trusts (non-employer invested securities)	(27,806,268)	-
	$ (42,086,201)	$ 144,322,582

NOTE D - INVESTMENTS - CONTINUED

A three-level hierarchy exists that prioritizes the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the assets or liabilities fall within different levels of the hierarchy, the classification is based on the lowest input that is significant to the fair value measurement of the asset or liability. Classification of assets and liabilities within the hierarchy considers the markets in which the assets and liabilities are traded and the reliability and transparency of the assumptions used to determine fair value. The hierarchy requires the use of observable market data when available. The levels of the hierarchy and those investments included in each are as follows:

Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities traded in active markets. Mutual funds and common stocks are traded on an exchange in active markets and fair values are based on quoted market prices.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and market-corroborated inputs. Collective trusts are valued based on the net asset value of the collective trust divided by the number of trust units outstanding. Although the master trusts' investments are traded on an exchange in active markets and therefore can be valued based on a quoted market price, the values of the collective trusts are not quoted in an active market.

Level 3 – Inputs to the valuation methodology are unobservable for the asset or liability and are significant to the fair value measurement.

These valuation techniques involve some level of management estimation and judgment. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used and are reflective of the assumptions that market participants would use in valuing assets or liabilities.

NOTE D - INVESTMENTS - CONTINUED

Assets and liabilities measured at fair value on a recurring basis consist of the following:

	Quoted Prices (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
December 31, 2011				
Berkshire Hathaway Class B Common Stock Fund	$ 84,157,270	$ -	$ -	$ 84,157,270
Non-employer invested securities:				
Vanguard mutual funds:				
Money market	264,056,663	-	-	264,056,663
Fixed maturity:				
Bond index	134,945,866	-	-	134,945,866
Inflation protected	18,066,874	-	-	18,066,874
Equity:				
Common stock index	524,032,889	-	-	524,032,889
Common stock	126,804,851	-	-	126,804,851
Vanguard target retirement collective trusts	-	365,948,840	-	365,948,840
Total investments	$ 1,152,064,413	$ 365,948,840	$ -	$ 1,518,013,253

NOTE D - INVESTMENTS - CONTINUED

	Quoted Prices (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
December 31, 2010				
Berkshire Hathaway Class B Common Stock Fund	$ 93,981,834	$ -	$ -	$ 93,981,834
Vanguard mutual funds (non-employer invested securities):				
Money market	243,255,240	-	-	243,255,240
Fixed maturity:				
Bond index	128,253,792	-	-	128,253,792
Inflation protected	2,539,108	-	-	2,539,108
Equity:				
Common stock index	554,473,333	-	-	554,473,333
Common stock	130,005,204	-	-	130,005,204
Target retirement	333,711,251	-	-	333,711,251
Total investments	$ 1,486,219,762	$ -	$ -	$ 1,486,219,762

There are no transfers into (out of) Levels 1, 2 or 3 in 2011 and 2010.

NOTE E - WITHDRAWALS AND FORFEITURES

Following is a summary of terminations, withdrawals and forfeitures for the years ending December 31:

	2011	2010
Terminations and Withdrawals	$ 108,368,449	$ 101,473,969
Forfeitures	5,373,753	5,318,121

Forfeitures represent only non-vested company contributions. Forfeitures in excess of the Trustee's record-keeping fees are allocated proportionately among remaining active participants as of December 31 of each year based on the participant's earnings for that year. As of July 2011, record-keeping fees for active participants are paid from the forfeiture account and non-active participants' fees are deducted directly from their accounts.

NOTE F - FEDERAL TAXES

The Plan is exempt from taxation in accordance with the provisions of Section 501(a) of the Internal Revenue Code. Employer contributions and income earned from Plan investments are not taxable to participants until distributed. Employee contributions made from earnings on a pre-tax basis will be taxed upon distribution. Employee contributions made from earnings on an after-tax basis (which were permitted prior to 1998) will not be subject to additional income tax upon distribution. Pre-tax distributions and earnings may be subject to an excise tax when distributed.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the federal and state authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011 and 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

The Plan submitted a request for an IRS determination letter in January 2012. The Plan obtained its latest determination letter on June 12, 2007, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is currently designed and being operated in compliance with applicable requirements of the Internal Revenue Code.

NOTE G - PARTY IN INTEREST TRANSACTIONS

The Plan includes investments in shares of mutual funds, collective trusts and a fund of common stock issued by Berkshire Hathaway Inc., the ultimate parent company of GEICO Corporation. The funds are managed by an affiliate of Vanguard Fiduciary Trust Company (VFTC). VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party in interest transactions which are exempt from the prohibited transaction rules.

NOTE H - RISKS AND UNCERTAINTIES

The Plan includes investments in various securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES
EIN 52-1135801, PN 001

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 2011

Attachment to Form 5500, Schedule H, Line 4(i)

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par, or Maturity Value	Cost	Fair Value
* Berkshire Hathaway Class B Common Stock Fund	A fund consisting primarily of Class B shares of common stock of Berkshire Hathaway Inc. and a small cash balance	$ 76,658,985	$ 84,157,270
* Vanguard Dividend Growth Fund	Mutual fund investing in a portfolio of common stocks	8,334,773	8,662,145
*. Vanguard Emerging Markets Stock Index Fund Institutional Shares	Mutual fund investing in a portfolio of international common stocks focused in emerging markets around the world	64,999,653	51,160,647
* Vanguard Growth Index Fund Institutional Shares	Mutual fund investing in a portfolio of common stocks	99,491,423	93,966,196
* Vanguard Inflation-Protected Securities Fund Admiral Shares	Mutual fund that invests in bonds that are backed by the full faith and credit of the U.S. Government and where principal is adjusted quarterly based on inflation	17,763,172	18,066,874
* Vanguard Institutional Index Fund Institutional Shares	Mutual fund investing in a portfolio of common stocks tracking the performance of the Standard & Poor's 500 Index	181,787,002	171,228,642
* Vanguard Mid-Cap Index Fund Institutional Shares	Mutual fund investing in a portfolio of common stocks	75,698,556	67,206,252

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES
EIN 52-1135801, PN 001

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - CONTINUED
December 31, 2011

Attachment to Form 5500, Schedule H, Line 4(i)

	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par, or Maturity Value	Cost	Fair Value
*	Vanguard Prime Money Market Fund Institutional Shares	A money market fund	264,056,663	264,056,663
*	Vanguard Small-Cap Index Fund Institutional Shares	Mutual fund investing in a portfolio of common stocks	64,657,045	57,275,776
*	Vanguard Total Bond Market Index Fund Institutional Shares	Mutual fund investing in a portfolio of investment-grade bonds	131,389,766	134,945,866
*	Vanguard Total International Stock Index Fund Institutional Shares	Mutual fund investing in developing and emerging markets, excluding the United States	65,169,207	52,181,260
*	Vanguard Value Index Fund Institutional Shares	Mutual fund investing in a portfolio of common stocks	33,391,670	31,014,116
*	Vanguard Windsor Fund Admiral Shares	Mutual fund investing in a portfolio of common stocks	130,481,690	118,142,706
*	Vanguard Target Retirement 2010 Trust II	Collective trust investing in a master trust investing in Vanguard mutual funds appropriate for retirement around 2010	22,568,972	22,312,416
*	Vanguard Target Retirement 2020 Trust II	Collective trust investing in a master trust investing in Vanguard mutual funds appropriate for retirement around 2020	72,854,333	69,736,119

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES
EIN 52-1135801, PN 001

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - CONTINUED
December 31, 2011

Attachment to Form 5500, Schedule H, Line 4(i)

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par, or Maturity Value	Cost	Fair Value
* Vanguard Target Retirement 2030 Trust II	Collective trust investing in a master trust investing in Vanguard mutual funds appropriate for retirement around 2030	81,232,617	75,823,470
* Vanguard Target Retirement 2040 Trust II	Collective trust investing in a master trust investing in Vanguard mutual funds appropriate for retirement around 2040	114,299,917	105,117,548
* Vanguard Target Retirement 2050 Trust II	Collective trust investing in a master trust investing in Vanguard mutual funds appropriate for retirement around 2050	89,745,993	82,816,241
* Vanguard Target Retirement Income Trust II	Collective trust investing in a master trust investing in Vanguard mutual funds appropriate for those already in retirement	10,052,584	10,143,046
* Loans Receivable from Participants	Maturities ranging from one year to fifteen years, interest ranging from 2.5% to 9.75%	-	102,737,507
Total assets held for investment purposes		$ 1,604,634,021	$ 1,620,750,760

*Party in interest

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES
EIN 52-1135801, PN 001

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2011

Attachment to Form 5500, Schedule H, Line 4(j)

Description of Investment	Purchase Price	Selling Price	Historical Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)
Vanguard Growth Index Fund Institutional Shares	$ 107,198,728			$ 107,198,728	
Vanguard Growth Index Fund Institutional Shares		$ 7,256,431	$ 7,651,972	7,256,431	$ (395,541)
Vanguard Institutional Index Fund Institutional Shares	198,927,964			198,927,964	
Vanguard Institutional Index Fund Institutional Shares		15,830,610	17,049,596	15,830,610	(1,218,986)
Vanguard Mid Cap Index Fund Institutional Shares	87,021,321			87,021,321	
Vanguard Mid Cap Index Fund Institutional Shares		10,086,479	11,321,284	10,086,479	(1,234,805)
Vanguard Prime Money Market Fund	51,578,397			51,578,397	
Vanguard Prime Money Market Fund		44,485,203	44,485,203	44,485,203	-
Vanguard Prime Money Market Fund Institutional Shares	311,037,910			311,037,910	
Vanguard Prime Money Market Fund Institutional Shares		47,256,214	47,256,214	47,256,214	-
Vanguard Small Cap Index Fund Institutional Shares	76,365,421			76,365,421	
Vanguard Small Cap Index Fund Institutional Shares		10,451,585	11,705,965	10,451,585	(1,254,380)

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES
EIN 52-1135801, PN 001

SCHEDULE OF REPORTABLE TRANSACTIONS - CONTINUED

Year Ended December 31, 2011

Attachment to Form 5500, Schedule H, Line 4(j)

Description of Investment	Purchase Price	Selling Price	Historical Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)
Vanguard Total Bond Market Index Fund Institutional Shares	144,822,899			144,822,899	
Vanguard Total Bond Market Index Fund Institutional Shares		13,681,113	13,420,207	13,681,113	260,906
Vanguard Windsor Fund Admiral Shares	143,205,299			143,205,299	
Vanguard Windsor Fund Admiral Shares		11,425,922	12,691,180	11,425,922	(1,265,258)
Vanguard Target Retirement 2020 Trust II	81,259,257			81,259,257	
Vanguard Target Retirement 2020 Trust II		7,944,934	8,404,924	7,944,934	(459,990)
Vanguard Target Retirement 2030 Trust II	88,502,959			88,502,959	
Vanguard Target Retirement 2030 Trust II		6,809,108	7,260,824	6,809,108	(451,716)
Vanguard Target Retirement 2040 Trust II	126,099,737			126,099,737	
Vanguard Target Retirement 2040 Trust II		10,752,989	11,785,730	10,752,989	(1,032,741)
Vanguard Target Retirement 2050 Trust II	101,622,138			101,622,138	
Vanguard Target Retirement 2050 Trust II		10,889,440	11,874,725	10,899,440	(985,285)